Prospectus Supplement No. 4
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226246

comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190
(703) 438-2000
Prospectus Supplement No. 4
(to Final Prospectus dated October 16, 2018)
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This Prospectus Supplement No. 4 supplements and amends the final prospectus dated October 16, 2018, as previously supplemented and amended (the “Final Prospectus”) relating to the offer and sale by the selling stockholders named in the Final Prospectus of up to 24,425,781 shares of our common stock, par value $0.001 per share, consisting of:

•
8,392,457 shares of common stock, which represents 130% of the shares of common stock issuable upon conversion of the $202 million aggregate principal amount of our senior secured convertible notes due January 16, 2022 (the “convertible notes”) issued to certain of the selling stockholders named herein (collectively, the “Starboard Stockholders”) in a private placement (the “Starboard private placement”);

•	4,463,961 shares of common stock, which represents 130% of the shares of common stock issuable from time-to-time in the event that we pay interest on the convertible notes in shares of common stock;

•	250,000 shares of common stock issuable upon the exercise of warrants issued to the Starboard Stockholders, which warrants we agreed to issue in the Starboard private placement; and

•	11,319,363 shares of common stock presently outstanding and beneficially owned by Cavendish Square Holding B.V., an indirect wholly-owned subsidiary of WPP plc (“WPP”) and WPP.

This Prospectus Supplement No. 4 should be read in conjunction with the Final Prospectus and is qualified by reference to the Final Prospectus except to the extent that the information in this Prospectus Supplement No. 4 supersedes the information contained in the Final Prospectus.

The information under the caption “Selling Stockholders” beginning on page 23 of the Final Prospectus is hereby amended by replacing the information in such section with the information set forth below under the heading “Selling Stockholders” to account for the transfer of a portion of convertible notes held by Starboard Value and Opportunity Master Fund Ltd. to Starboard Value and Opportunity Master Fund L LP. References to Starboard Stockholders include Starboard Value and Opportunity Master Fund L LP.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SCOR.” The last reported sale price of our common stock on the Nasdaq Global Select Market on January 14, 2019 was $16.77 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of the prospectus dated October 16, 2018, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of the common stock that may be offered under the Final Prospectus and this Prospectus Supplement No. 4, nor have any of these organizations determined if this Prospectus Supplement No. 4 is truthful or complete. Any representation to the contrary is a criminal offense.
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The date of this Prospectus Supplement No. 4 is January 15, 2019.

SELLING STOCKHOLDERS

References to Starboard Stockholders include Starboard Value and Opportunity Master Fund L LP as noted in the table below. The shares of common stock being offered by the Starboard Stockholders are those issuable thereto pursuant to the terms and upon conversion of the convertible notes and upon exercise of the warrants issued in the Starboard Transaction. The shares of common stock being offered by the WPP Stockholders are shares that are presently outstanding and owned by them. The WPP Stockholders acquired these shares pursuant to a series of transactions with the Company and others beginning in 2015, as previously disclosed, and otherwise on the open market. We are registering the shares of common stock being offered hereby (1) pursuant to our obligations to do so incurred in connection with the issuance of the convertible notes and the warrants, (2) pursuant to our obligations to do so under the WPP stockholders rights agreement, and (3) in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the purchase from us of the convertible notes and the warrants pursuant to the Starboard purchase agreement, and the transactions contemplated thereby (and subsequent amendments to the transaction documents governing such transactions), and entry into and performance under that certain agreement made and entered into as of September 28, 2017 (as amended) by and among us and affiliates of the Starboard Stockholders, as described in our Current Reports on Form 8-K filed with the SEC on October 4, 2017 and April 20, 2018, the Starboard Stockholders and their affiliates have not had any material relationship with us within the past three years. Except as described in our Annual Report on Form 10-K for the year ended December 31, 2017 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018, respectively, each of which is incorporated by reference into this prospectus or included in this prospectus through a prospectus supplement and is incorporated by reference into this “Selling Stockholders” section, the WPP Stockholders and their affiliates have not had any material relationship with us within the past three years.

The table below has been updated, identifies each of the selling stockholders and provides other information regarding the beneficial ownership of shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of common stock as of October 12, 2018 (except that it has been updated only to account for the transfer on January 2, 2019 of a portion of convertible notes held by Starboard Value and Opportunity Master Fund Ltd. to Starboard Value and Opportunity Master Fund L LP), assuming conversion of all convertible notes at the conversion price in effect as of the trading day immediately preceding the date this prospectus was initially filed with the SEC (July 18, 2018), the exercise of all warrants, and the payment of all interest in PIK Interest Shares, without regard to any limitations on the issuance of common stock pursuant to the terms of the convertible notes or the warrants. The Company is not aware of any transfers by the selling stockholders of convertible notes, warrants or shares of common stock, except for the transfer on January 2, 2019 of a portion of convertible notes held by Starboard Value and Opportunity Master Fund Ltd. to Starboard Value and Opportunity Master Fund L LP.

The third column lists the maximum number of shares of common stock being offered pursuant to this prospectus by the selling stockholders.

The fourth column lists the shares of common stock to be held by each selling stockholder after completion of this offering, assuming conversion of all convertible notes at the conversion price in effect as of the trading day immediately preceding the date this prospectus was initially filed with the SEC (July 18, 2018), the sale of the shares of common stock underlying the convertible notes held by each of the selling stockholders, including an estimate of all PIK Interest Shares which could be issued as interest on the convertible notes, based on the arithmetic average of the weighted average price of our common stock during the 10 trading days immediately preceding the date this prospectus was initially filed with the SEC (July 18, 2018), and the exercise of all warrants and the sale of all shares underlying those warrants, in each case, without regard to any limitations on the issuance of common stock pursuant to the terms of the convertible notes or the warrants. The fifth column lists the percentage ownership of our common stock by each selling stockholder after completion of this offering, assuming that each selling stockholder sells all of the shares covered by this prospectus, to the extent such percentage will exceed 1% of the total number of shares of common stock outstanding.

The information presented regarding the selling stockholders is based, in part, on information the selling stockholders provided to us in writing specifically for use herein.

In accordance with the terms of the Starboard registration rights agreement and the WPP stockholders rights agreement, this prospectus generally covers the resale of at least the sum of (i) 130% of the maximum number of shares of common stock issued and issuable pursuant to the convertible notes, including PIK Interest Shares, as of the trading day immediately preceding the date this prospectus was initially filed with the SEC (July 18, 2018), (ii) the maximum number of shares of common stock issued and issuable upon exercise of the related warrants as of the trading day immediately preceding the date this prospectus was initially filed with the SEC (July 18, 2018) and (iii) the number of shares beneficially owned by the WPP Stockholders. Because the conversion price of the convertible notes may be adjusted, the Company may elect to pay interest on the convertible notes in cash rather than in PIK Interest Shares, and the interest rate on the convertible notes is subject to change, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

Under the terms of the convertible notes and the warrants, a selling stockholder that holds convertible notes or warrants may not convert the convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable pursuant to the terms of the convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Owned After Offering	Percentage of Shares of Common Stock Owned After Offering
Entities managed by Starboard Value LP (1)	6,705,736	(2)	13,106,418	(3)	—	—
Cavendish Square Holding B.V. (4)	11,319,363		11,319,363		—	—

(1)
Starboard Value LP (“Starboard Value LP”) is the investment manager of Starboard Value and Opportunity Master Fund Ltd. (“Starboard V&O Fund”), Starboard Value and Opportunity Master Fund L LP (“Starboard L LP”), Starboard Value and Opportunity S LLC (“Starboard S LLC”), Starboard Value and Opportunity C LP (“Starboard C LP”) and of a managed account. Starboard Value R LP (“Starboard R LP”) acts as the general partner of Starboard C LP. Starboard R GP LLC (“Starboard R GP”) acts as the general partner of Starboard R LP. Starboard Value GP LLC acts as the general partner of Starboard Value LP. Starboard Principal Co LP (“Principal Co”) acts as a member of Starboard Value GP. Starboard Principal Co GP LLC (“Principal GP”) acts as the general partner of Principal Co. Each of Jeffrey C. Smith, Mark R. Mitchell and Peter A. Feld acts as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Each of the foregoing, other than Starboard Value LP, disclaims beneficial ownership of these securities.

(2)
Represents: (i) 4,695,787 shares of Common Stock issuable upon conversion of convertible notes held by Starboard V&O Fund and 191,416 shares of Common Stock issuable upon exercise of warrants issued to Starboard V&O Fund, (ii) 247,147 shares of Common Stock issuable upon conversion of convertible notes held by Starboard L LP, (iii) 559,512 shares of Common Stock issuable upon conversion of convertible notes held by Starboard S LLC and 21,667 shares of Common Stock issuable upon exercise of warrants issued to Starboard S LLC, (iv) 312,707 shares of Common Stock issuable upon conversion of convertible notes held by Starboard C LP and 12,110 shares of Common Stock issuable upon exercise of warrants issued to Starboard C LP and (v) 640,583 shares of Common Stock issuable upon conversion convertible notes held by an account managed by Starboard Value LP and 24,807 shares of Common Stock issuable upon exercise of warrants issued to an account managed by Starboard Value LP.

(3)
Represents: (i) (x) 130% of 4,695,787 shares of Common Stock issuable upon conversion of convertible notes held by Starboard V&O Fund, (y) 130% of 2,497,697 PIK Interest Shares issuable with respect to convertible notes held by Starboard V&O Fund and (z) 191,416 shares of Common Stock issuable upon exercise of warrants issued to Starboard V&O Fund, (ii) (x) 130% of 247,147 shares of Common Stock issuable upon conversion of convertible notes held by Starboard L LP and (y) 130% of 131,457 PIK Interest Shares issuable with respect to convertible notes held by Starboard L LP, (iii) (x) 130% of 559,512 shares of Common Stock issuable upon conversion of convertible notes held by Starboard S LLC, (y) 130% of 297,606 PIK Interest Shares issuable with respect to convertible notes held by Starboard S LLC and (z) 21,667 shares of Common Stock issuable upon exercise of warrants issued to Starboard S LLC, (iv) (x) 130% of 312,707 shares of Common Stock issuable upon conversion of convertible notes held by Starboard C LP, (y) 130% of 166,330 PIK Interest Shares issuable with respect to convertible notes held by Starboard C LP and (z) 12,110 shares of Common Stock issuable upon exercise of warrants issued to Starboard C LP and (v) (x) 130% of 640,583 shares of Common Stock issuable upon conversion of convertible notes held by an account managed by Starboard Value LP, (y) 130% of 340,727 PIK Interest Shares issuable with respect to convertible notes held by an account managed by Starboard Value LP and (z) 24,807 shares of Common Stock issuable upon exercise of warrants issued to an account managed by Starboard Value LP.

(4)	WPP plc indirectly holds 100% of the outstanding stock of Cavendish Square through a series of intervening holding companies, and may be deemed to beneficially own the shares held by Cavendish Square.